UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2007

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated July 25, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: July 25, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated July 25, 2007

Exhibit 1

Elbit Systems awarded $55 Million contracts in Europe:

Signed Contract Valued at $40 Million to Supply Unmanned Turrets, Weapon Stations and other Electronic and Electro-Optic Systems for the Slovenian Armored Vehicle Program

This contract follows a recently signed contract valued $15 Million, to supply unmanned turrets to Romania

Haifa, Israel, July 25, 2007 - Elbit Systems Ltd. (NASDAQ: ESLT) announced today that it was awarded $55 million contracts in Europe.

In Slovenia, it signed a contract to supply overhead remote controlled weapon stations and unmanned turrets as well as other electronic and electro-optical systems and components for the Slovenian Armored Vehicle Program. Elbit Systems’ portion of the Program is valued at approximately $ 40 million, with deliveries scheduled to take place through 2011.

Elbit Systems’ selection is pursuant to cooperation with Patria AMV, owned by the state of Finland and the European Aeronautic Defense and Space company EADS N.V. Patria, together with the Slovenian company Rotis d.o.o, was selected by the Slovenian Ministry of Defense to be the prime contractor for the supply of the Slovenian Armored Vehicle Program. The Program covers 135 vehicles.

Elbit Systems’ portion of the Program includes laser detection systems and the delivery, integration and installation of 30mm Unmanned Turrets and 12.7/40 mm Overhead Remote Controlled Weapon System (ORCWS) onboard Patria AMV 8X8 vehicles.

In Romania, Elbit System was awarded lately a contract to supply unmanned turrets and electro-optic systems valued at approximately $15 million, with deliveries scheduled to be performed over the next three years. The Romanian Government selected Mowag GmbH, of the General Dynamics European Land Combat Systems Group, to be the prime contractor in this project, and it will supply the Piranha III vehicles for the program. Elbit Systems’ portion of the program includes the delivery of 12.7 mm unmanned turrets and various electro-optic and electronic subsystems, including the DTV- Driver Thermal Viewer and other systems. The majority of the work will be performed in Romania by Elbit Systems’ subsidiary Elmet International srl., with the collaboration of the Romanian company Pro-Optica S.A.

Bezhalel (Butzi) Machlis, Corporate V.P. and General Manager of Elbit Systems’ C4I & Land Systems Division, said: “The selection of our systems for the projects attests to our ability to provide a completely integrated configuration for fighting/patrol/surveillance vehicles, including Unmanned Turrets equipped with missiles fire control and threat detection systems. Machlis added: “We are proud to be selected to take part in those important projects. The selection of our unmanned turrets constitutes a breakthrough in an emerging international market emanating from a shift in the modern battlefield. “

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), advanced electro-optics and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.